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Frontier Airlines, Inc.

$80,000,000
5.00% Convertible Debentures due 2025

Issuer:	Frontier Airlines, Inc.
Ticker:	FRNT
Title of securities:	5.00% Convertible Debentures due 2025
Aggregate principal amount offered:	$80 million
Principal amount per bond:	$1,000
Issue price:	100%
Overallotment option:	$12 million
Aggregate Underwriting Compensation:	$2.6 million (excluding option to purchase up to $12 million of additional debentures)
Net proceeds:	$77.1 million (excluding option to purchase up to $12 million of additional debentures)
Annual interest rate:	5.00% per annum
Conversion premium:	25%
Reference price:	$8.27
Conversion price:	$10.3375 per share of common stock
Conversion rate:	96.7352 shares of common stock per $1,000 aggregate principal amount of debentures
Trustee	U.S. Bank National Association
Interest payment dates:	June 15, December 15
Maturity:	December 15, 2025
Call feature:	Issuer may redeem the debentures on or after December 20, 2010 at 100% of their principal amount, plus accrued and unpaid interest
Put dates:	Holders may require the issuer to repurchase all or a portion of their debentures on December 15, 2010, 2015, 2020 at 100% of their principal amount, plus accrued and unpaid interest
Ranking:	Senior Unsecured
Use of proceeds:	Frontier Airlines, Inc. intends to use the net proceeds to fund working capital and capital expenditures, including capital expenditures related to the purchase and financing of aircraft and expansion of operations.
Trade date:	December 1, 2005
Settlement date:	December 7, 2005
CUSIP:	359065 AA 7
Underwriters:	Morgan Stanley & Co. Incorporated (Bookrunner) Citigroup Global Markets Inc. (Co-manager)
Adjustment to conversion rate upon a Fundamental Change:	The following table sets forth the stock price, effective date and number of additional shares to be issuable per $1,000 principal amount of debentures:
Stock Price
Effective Date	$8.27	$10.00	$12.50	$15.00	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$32.50	$35.00	$37.50	$40.00	$50.00
December 7, 2005	24.1833	18.2070	13.4430	10.6873	8.8679	7.5609	6.5674	5.7827	5.1451	4.6159	4.1693	3.7871	3.456	3.1672	2.3025
December 15, 2006	22.5862	16.2640	11.6025	9.0999	7.5176	6.4051	5.5676	4.9086	4.3739	3.930	3.5558	3.2353	2.9578	2.7150	1.9878
December 15, 2007	21.1796	14.2073	9.5642	7.3384	6.0243	5.1289	4.4625	3.9398	3.5159	3.1642	2.8671	2.6127	2.3923	2.1995	1.6212
December 15, 2008	20.0429	11.8127	7.0757	5.2183	4.2513	3.6221	3.1580	2.7935	2.4972	2.2508	2.0424	1.8639	1.7092	1.5739	1.1678
December 15, 2009	19.8300	8.8337	3.8720	2.6576	2.1732	1.8651	1.6325	1.4472	1.2957	1.1695	1.0626	0.9711	0.8917	0.8223	0.6140
December 15, 2010	24.1838	3.2648	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or on the Investor Relations page under "About Frontier" on the issuer's website at www.frontierairlines.com. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling, if you are a retail investor, toll-free 1-800- 584-6837 or if you are an institutional investor by calling toll-free 866-718-1649.

        ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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$80,000,000 5.00% Convertible Debentures due 2025